FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

July 12, 2010

Re:	MediaMind Technologies Inc. (formerly known as Eyeblaster, Inc.) Amendment No. 2 to Registration Statement on Form S-1 Filed June 1, 2010 File No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 18, 2010 with respect to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MediaMind Technologies Inc. (the “Company”), formerly known as Eyeblaster, Inc., on June 1, 2010. For your convenience, we have reproduced the Staff’s comment preceding each response. As none of the Staff’s comments required changes to disclosure in the Registration Statement, we are not filing an amendment in connection with this letter. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

In connection with the initial comment letter dated April 30, 2010 (the “Initial Comment Letter”) received by the Company, the Company undertook to respond to comments 2, 7 and 9 prior to distribution of a preliminary prospectus. The Company’s responses to those comments are set forth on pages 2010.07.12.5 to 2010.07.12.9 below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Initial Comment Letter.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

Business

Customers

1.	We refer to prior comment 2 and note the discussion in your response of customary practices with respect to the omission of certain information, such as the price range, from prospectuses included in certain pre-effective filings. However, this discussion does not appear to provide the regulatory basis for the omission of disclosure regarding a major customer required by Item 101(c)(1)(vii) of Regulation S-K, as requested. Accordingly, please advise us of the specific regulatory basis for excluding this particular type of disclosure from the prospectus included in your pre-effective filings until a later date, given your acknowledgement that Section 10 of the Securities Act requires such disclosure in the prospectus.

Response: The Company advises the Staff that it will file the disclosure regarding a major customer required by Item 101(c)(1)(vii) of Regulation S-K in its next pre-effective amendment to the Registration Statement.

2.	We note your response to prior comment 3, for which you have requested confidential treatment pursuant to Rule 83. Based upon the information provided to date, we are unable to concur with your conclusion that you are not required to file as an exhibit to the registration statement your agreement with the major customer identified in your response.

Response: [***Paragraph Redacted***].

Note 8. Stockholders’ Equity

3.	In addition to the information provided in your response to prior comment 9, please provide the following:

•	Provide a breakdown of the shares repurchased from both the preferred shareholders and the employees who exercised their options. Include the name of the holder and their relationship to the company;

Response: The shares repurchased from preferred shareholders who converted their shares into common stock are detailed in the following table. The difference between the repurchase price and the common stock fair value for the shares set forth below was accounted for as a deemed dividend under ASC 260-10 (formerly EITF D-42).

Seller	Shares	Relationship to the Company
The Trust Company of Raz-Galili Law Offices LTD.	20,408	Preferred shareholder
Maayan Margolin	3,488	Preferred shareholder
Gershon Beres	108,728	Preferred shareholder
G.M. Trust Company, Ltd.	13,591	Preferred shareholder
J.R. TECH, LTD.	90,606	Preferred shareholder
H.Y.D. Trustees (1991), Ltd.	12,637	Preferred shareholder
Isramtec, Inc.	156,553	Preferred shareholder
Vernavex SA.	36,746	Preferred shareholder
Insight Venture Partners IV, L.P.	489,771	Preferred shareholder
Insight Venture Partners (Cayman) IV, L.P.	65,478	Preferred shareholder
Insight Venture Partners IV (Co-Investors), L.P.	60,359	Preferred shareholder
Insight Venture Partners IV (Fund B), L.P.	3,892	Preferred shareholder

Total	1,062,257

The breakdown of the shares repurchased from employees who exercised their options is detailed in the following table. The difference between the repurchase price and the

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

common stock fair value for the shares set forth below was accounted for as stock-based compensation under ASC 718 (formerly SFAS 123(R)).

Seller	Shares Underlying Repurchased Options	Relationship to the Company
Amichai Kidron	652	Employee
Christopher Maurer	312	Employee
Efi Cohen	10,692	Employee
Elizabeth Semple	3,553	Employee
Erwin Castellanos	2,086	Employee
Eunice Luzano	614	Employee
Frederick Tietze	4,819	Employee
Gal Granov	2,549	Employee
Gefen Lamdan	2,139	Employee
Geula Abergel	267	Employee
Hanit Galili	7,069	Employee
Jeff Hill	245	Employee
Maxine Altman	3,234	Employee
Maya Vardi	558	Employee
Liri Raviv	349	Employee
Michael Saban	1,799	Employee
Nir Shimoni	6,180	Employee
Nir Yaron	14,176	Employee and Co-Founder
Nir Zamir	551	Employee
Ofer Zadikario	12,492	Employee and Founder
Omer Herrera	274	Employee
Rany Shochat	326	Employee
Sandra O’Malley	251	Employee
Tamir Atar	3,869	Employee
Yaniv Vararo	578	Employee
Yoav Arnstein	26,104	Employee

Total	105,738

•

Tell us whether the share buy-back option was made available to all preferred and common shareholders. To the extent that this option was limited to specific shareholders, then explain further how it was determined from which shareholders you would buy back shares; and

Response: The buy-back was offered to substantially all shareholders and to specific option holders, based on the following conditions:

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

Preferred and common shareholders:

-	Investors were offered the opportunity to sell up to 30% of their preferred stock holdings. (These holders held only pre-existing preferred stock.)

-	Founders who were still employed by the Company at the time of the buy-back were offered the opportunity to sell up to 30% of their common stock holdings. (These holders held only common stock.)

-	Founders who were no longer employed by the Company were offered the opportunity to sell up to 10% of their common stock holdings. (These holders held only common stock.)

Option holders (employees):

-	Employees who had been working with the Company for fewer than two years were not offered the opportunity to sell any of their vested options.

-	Employees who had been working with the Company for two to four years were offered the opportunity to sell up to 25% of their vested options.

-	Employees who had been working with the company for more than four years were offered the opportunity to sell up to 50% of their vested options.

•	Tell us whether the requirement to buy-back 1,580,852 shares of your common stock in conjunction with the Series A-1 preferred financing was a stipulation imposed by Sycamore or the company.

Response: The structure of the transaction, including the buy-back, was not a stipulation imposed by either party, but rather a result of negotiations between the parties. It responded to the interests of all parties involved, which were as follows:

1)	Sycamore’s interests were to (i) obtain holdings of approximately 30% of the outstanding equity of the Company through an investment in the Company and (ii) to become the sole preferred shareholder of the Company (meaning all other preferred shareholders would be required to convert their shares into common stock).

2)	The Company’s interest was to complete the investment round to finance its operations.

3)	The pre-investment shareholders’ interest was to provide themselves with liquidity.

Comments Previously Received

General

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: We are supplementally submitting under separate cover copies of the graphical materials and artwork that the Company intends to use in its prospectus, and have referred to Question 101.02 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

Stock-Based Compensation

7.	Please tell us your proposed IPO price range, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

Response: The Company wishes to supplement its response dated April 30, 2010 to inform the Staff that on June 28, 2010, the underwriters communicated a current estimated IPO price range of $30.00-$37.50 ($12.00-$15.00 after a stock split of 1:2.5). Such price range is subject to change based upon market conditions, Company performance and other factors. The Company can also confirm the price range included on the preliminary prospectus prior to the time of effectiveness will be narrowed slightly to be no greater than $2.

9.	When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response: The following analysis reconciles the fair market value of the Company’s common stock as of the most recent valuation date, January 31, 2010 and the current estimate of the mid-point of the IPO price range (after giving effect to the stock split referred to above).

Most recent common stock valuation (Jan 31, 2010)	[2]	$10.48
Increase attributable to improved Company performance, improved Company forecast and a decrease in the discount rate, since January 31, 2010	[3]	$1.00
Premium for liquidity of publicly traded stock vs. private company security (approximately 15%)	[4]	$2.02

Estimated midpoint of IPO offering range	[1]	$13.50

1. Estimated midpoint of IPO offering range

The midpoint of the Company’s current estimated IPO range as noted in the prior response is $13.50. This midpoint is subject to change based upon market conditions, Company performance and other factors.

2. Most recent common stock valuation

As disclosed on page 56 of the Registration Statement, the most recent valuation of the Company’s common stock was conducted by BDO Ziv Haft Consulting & Management Ltd. (“BDO”), an independent valuation firm, which concluded that the fair value of the Company’s common stock was $10.48 per share as of January 31, 2010 (the “January 31, 2010 Valuation”).

3. Reconciliation

Quantitative changes in assumptions used in determining the Company’s fair value of its common stock

3.1. Improved Company performance

Actual revenue for the six months ending June 30, 2010 was $37.2 million, or 9.1% more than the planned revenue figure of $34.1 million which was used in the January 31, 2010 valuation.

3.2. Increased Company forecast

•	As of June 30, 2010, the Company has updated its internal revenue forecast, as detailed in the table below (U.S. dollars in thousands)[1]:

[***Redacted***]:

The increase is a result of the factors discussed below.

•

Based on the fact that revenues in the six months ending June 30, 2010 were 9.1% higher than expected, the Company increased its forecast for the second half of 2010 [***Redacted***]. Because the Company has historically experienced a consistent seasonality effect from year to year (leading to revenues being spread in a consistent manner), the Company believes that the first half increase provides a reasonable basis for the expected increase in the second half of the year.

1 [***Redacted***]

FOIA CONFIDENTIAL TREATMENT REQUEST

PURSUANT TO RULE 83 BY MEDIAMIND TECHNOLOGIES INC.

•

The Company updated its revenue growth forecast for the full year 2011 and beyond, based on revisions to market projections used as corroborative evidence for the Company’s January 31, 2010 forecast. Specifically, eMarketer, an online advertising market research firm, released a publication in June 2010 projecting that US spending on banner ads, rich media and video (the Company’s primary formats) would experience a 12.5% CAGR, higher than eMarketer’s previous projection of a 10.4% CAGR. Additionally, in June 2010, PricewaterhouseCoopers increased its global digital advertising projections for 2011 and 2012 by 12.2% and 10.1% respectively. The new projections were used in the Company’s revised forecast. The table below presents the Company’s updated forecast revenue growth rate compared to the rates used for the Company’s January 31, 2010 valuation.

[***Redacted***]

The Company believes the update of its revenue forecast aligns with the solid recovery in digital advertising spending since the completion of the January 31, 2010 valuation.

As a result of the revenue growth update, the operating expenses of the Company, which are mainly variable, were also updated from those used in the January 31, 2010 valuation.

3.3. Decrease in the discount rate

The Company believes that the applicable WACC decreased from the 20% used in the January 31, 2010 valuation to 17%. The decrease in the discount rate reflects a reduction in the risk-free rate of return on US Treasury bonds and the market risk premium expected over the risk-free rate of return. The reduction in the applicable WACC is also attributable to a lower micro cap premium. According to Ibbotson, the micro cap premium decreased to 3.85%, from the 5.82% used in the January 31, 2010 valuation. In addition, the decrease is also attributable to a lower premium derived from the overall improvement in the global economy and specific improvement in the internet advertising market.

Qualitative factors that affected the Company’s common stock value:

3.4. Product offering

Since February 2010, the Company has experienced a higher than expected adoption rate for its standard banner product, which is indicative of more clients adopting its technology across multiple advertising channels and formats. Many customers who previously used the Company solely to deliver rich media campaigns are now adopting the Company’s solutions for rich media, standard banner, and search engine marketing as well. Past experience shows that customers who use the Company across multiple channels and formats are more likely over time to increase their usage of existing services and to buy additional products. Similarly, these customers are also characterized by greater loyalty to the Company’s products.

In the second quarter of 2010, the Company also experienced higher than anticipated demand for the new products in its portfolio. Specifically, there was high demand for the Company’s Dynamic Creative Optimization solutions (its ‘Smart Versioning’ product) and the Company’s Search & Display integration (its ‘Channel Connect for Search’ product). The revenue contribution from these products exceeded expectations as of January 31, 2010, and the Company believes this trend is sustainable going forward.

3.5. Improved competitive position

In the first half of the 2010 year (predominantly in the second quarter), the Company received customer feedback indicating that it held an improved competitive position, especially in comparison to campaign management platforms like Google’s Doubleclick and Microsoft’s Atlas. The Company believes the reasons for this are as follows:

1. Innovation – Customers appreciate the Company’s new product capabilities, including its revamp of the MediaMind platform late last year.

2. Competitor defocus – Customers perceive that some competing platforms have made a relatively low level of investment in new capabilities.

3. Independence – Customers value the Company’s independent positioning versus its competitors who are owned by publishers. For example, agency clients are voicing a desire to reduce their dependency on publisher owned technology solutions. The Company believes this is driven by a shift in display advertising technology, which has put some agencies’ strategy at odds with the interest of major publishers. The more widespread adoption of the Company’s platform relative to its expectations is indicative that the independent position is valued by its customers more than expected.

4. Liquidity Premium

This premium reflects the additional value resulting from greater liquidity due to the presumption of an IPO being consummated. A lack of liquidity, resulting in limited transferability of shares, has a direct impact on the fair market value of the shares of the Company’s common stock.

Consistent with the foregoing analysis, if the Company’s price range, when it launches the offering, remains as set forth above, the Company would propose to add the following disclosure as the second paragraph on Page 57 of the Registration Statement.

“The difference between the fair value of our underlying common stock as of January 31, 2010 and the midpoint of the range set forth on the cover page of this prospectus is explained by our improved performance year-to-date in 2010 compared to our forecast, stronger expectations for future results and a decrease in the discount rate (from 20% to 17%) as compared to January 31, 2010, as well as a liquidity premium for becoming a publicly traded company.”

Additional Equity Issuances

The Company wishes to inform the Staff that on July 8, 2010, the Company granted options to purchase 147,500 shares (pre-split) of its common stock at an exercise price of $33.75 per share (representing an exercise price of $13.50 per share post-split, which is the midpoint of the Company’s current estimated IPO range as set forth above). The Company will include disclosure to such effect, where applicable, in its next amendment to the Registration Statement.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc w/o encl.:	Gal Trifon, President and Chief Executive Officer
c/o Sarit Firon, Chief Financial Officer
MediaMind Technologies Inc.
Via facsimile (646) 274-6028

Colin Diamond Joshua G. Kiernan
White & Case LLP
Via facsimile (212) 354-8113